Liberty Tax Managed Growth Fund
Liberty Tax Managed Value Fund
Liberty Tax Managed Growth Fund II
Liberty Tax Managed Aggressive Growth Fund  (Funds)

77L Changes in accounting principals and practices

     The Funds have proposed to revoke their ss.171(c) election under the Internal Revenue Code, thus changing their accounting method for premium amortization.


As required, effective September 1, 2001, the Liberty Funds Trust I has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting all premiums and discounts on debt securities as required for adherence to generally accepted accounting principles. The financial statements and notes to financial statements have been adjusted accordingly for Liberty Tax Managed Growth Fund, Liberty Tax Managed Value Fund, Liberty Tax Managed Growth Fund II, and Liberty Tax Managed Aggressive Growth
Fund, which were materially impacted by this change.